                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ----------------------

                                 AMENDMENT NO. 6
                                       TO
                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              DIEDRICH COFFEE, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                     253675
                                 (CUSIP Number)

                                Paul C. Heeschen
                              Heeschen & Associates
                       450 Newport Center Drive, Suite 450
                         Newport Beach, California 92660
                                 (949) 644-1850
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 8, 2001
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

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----------------                                               -----------------
CUSIP NO. 253675                  SCHEDULE 13D                 Page 2 of 7 Pages
----------------                                               -----------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Paul C. Heeschen
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

       [ ]    Not applicable
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
               7      SOLE VOTING POWER

                      27,369 shares of COmmon Stock
 NUMBER OF     -----------------------------------------------------------------
   SHARES      8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            6,901,577 shares of Common Stock
    EACH       -----------------------------------------------------------------
 REPORTING     9      SOLE DISPOSITIVE POWER
   PERSON
    WITH              27,369 shares of Common Stock
               -----------------------------------------------------------------
               10     SHARED DISPOSITIVE POWER

                      6,901,577 shares of Common Stock
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,928,946 shares of Common Stock
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

       [ ]    Not applicable
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       32%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

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----------------                                               -----------------
CUSIP NO. 253675                  SCHEDULE 13D                 Page 3 of 7 Pages
----------------                                               -----------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Sequoia Enterprises L.P.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

       [ ]    Not applicable
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       State of California
--------------------------------------------------------------------------------
               7      SOLE VOTING POWER

                      0 shares of Common Stock
 NUMBER OF     -----------------------------------------------------------------
   SHARES      8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            5,193,500 shares of Common Stock
    EACH       -----------------------------------------------------------------
 REPORTING     9      SOLE DISPOSITIVE POWER
   PERSON
    WITH              0 shares of Common Stock
               -----------------------------------------------------------------
               10     SHARED DISPOSITIVE POWER

                      5,193,500 shares of Common Stock
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,193,500 shares of Common Stock
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

       [ ]    Not applicable
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       24%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

       PN
--------------------------------------------------------------------------------

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                                                                     Page 4 of 7


     Pursuant to Rule 13d-2(a), this Amendment No. 6 ("Amendment No. 6") amends the Schedule 13D, dated May 14, 1997, of Paul C. Heeschen, as amended on June 10, 1997, June 12, 1997, April 23, 1998, July 14, 2000 and February 12, 2001.

     Pursuant to Rule 13d-1(a), this Amendment No. 6 is filed on behalf of Sequoia Enterprises L.P., a California limited partnership.

ITEM 1.   SECURITY AND ISSUER.

     This Amendment No. 6 relates to the common stock, $0.01 par value per share ("Common Stock"), of Diedrich Coffee, Inc., a Delaware corporation (the "Issuer"), with its principal executive offices located at 2144 Michelson Drive, Irvine, California 92612.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) The persons filing this Amendment No. 6 are Sequoia Enterprises L.P., a California limited partnership, and Paul C. Heeschen, the sole general partner of Sequoia Enterprises L.P. (collectively, the "Reporting Persons").

     (b) The address of the principal business office of the Reporting Persons is 450 Newport Center Drive, Suite 450, Newport Beach, California 92660.

     (c) Mr. Heeschen is a principal with Heeschen & Associates, a private investment firm, located at 450 Newport Center Drive, Suite 450, Newport Beach, California 92660. Mr. Heeschen is also the chairman of the board of directors of the Issuer.

     (d)-(e) During the last five years, neither Sequoia Enterprises L.P. nor Mr. Heeschen has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Sequoia Enterprises L.P. is a California limited partnership. Mr. Heeschen is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This Amendment No. 6 is filed to report (i) the purchase by Sequoia Enterprises L.P. of 4,012,300 shares of Common Stock and the acquisition of a warrant to purchase an additional 1,000,000 shares of Common Stock and (ii) the purchase of 6,000 shares of Common Stock by Palm Trust. Mr. Heeschen is the sole general partner of Sequoia Enterprises L.P. with voting and investment power as to all such shares. Mr. Heeschen is a trustee of Palm Trust with shared voting and investment power as to all of such shares.

     On February 13, 2001, Sequoia Enterprises L.P. purchased 12,300 shares of Common Stock on the open market at $0.76 per share with working capital funds. In addition, on May 8, 2001, in a private transaction with Issuer, Sequoia Enterprises L.P. purchased 4,000,000 shares of Common Stock at $0.75 per share with working capital funds and acquired a warrant to purchase 1,000,000 shares of Common Stock, which warrant has an initial exercise price of $1.20 per share and is exercisable in whole or in part within 60 days of the date hereof.

     Palm Trust purchased 6,000 shares of Common Stock on the open market with working capital funds on the dates and at the prices listed below:

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                                                                     Page 5 of 7


                                  Number of                Weighted average
      Date                    shares purchased         purchase price per share
      ----                    ----------------         ------------------------

February 2, 2001                      600                       $0.76

February 5, 2001                    1,500                       $0.76

February 6, 2001                      700                       $0.76

February 16, 2001                   3,200                       $0.74
                                    -----
             TOTAL:                 6,000
                                    =====

     In total, as of the date hereof, Mr. Heeschen beneficially owns an aggregate of 6,928,946 shares of Common Stock. The following holdings constitute his beneficial ownership: (i) 1,430,760 shares beneficially owned by D.C.H., L.P.; (ii) 246,317 shares beneficially owned by Redwood Enterprises VII, L.P.; and (iii) 5,193,500 shares beneficially owned by Sequoia Enterprises L.P.(1,000,000 shares of which are subject to a warrant that is exercisable within 60 days of the date hereof). Mr. Heeschen is the sole general partner of each of these partnerships with voting and investment power as to all of such shares. Also included are: (i) 7,369 shares owned personally by Mr. Heeschen;
(ii) 20,000 shares held personally by Mr. Heeschen subject to options that are exercisable within 60 days of the date hereof; and (iii) 31,000 shares held by Palm Trust.

ITEM 4.   PURPOSE OF TRANSACTION

     The shares of Common Stock were acquired by the Reporting Persons for investment purposes. The Reporting Persons intend to continue to evaluate their investment in the shares of Common Stock and retain the right to make further acquisitions of the Issuer's shares of Common Stock from one or more sellers in the open market or in privately negotiated transactions and/or to dispose of all or a portion of the shares of Common Stock in the open market or in privately negotiated transactions. However, the Reporting Persons have no present plans or proposals, other than as specified herein, which may relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

     (c) a sale or transfer of a material amount of assets of the Issuer;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities associate; or

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934, as amended.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The responses of the Reporting Persons with regard to Items 11 and 13 of the cover pages to this Amendment No. 6 that relate to the aggregate number and percentage of Common Stock beneficially owned by such Reporting Persons are herein incorporated by reference. The aggregate number of Common Stock appearing in such Items 11 includes 1,000,000 shares subject to a warrant that is held and exercisable by Sequoia Enterprises L.P. within 60 days of the date hereof. Mr. Heeschen and Sequoia Enterprises L.P. each are the beneficial owners of such shares of Common Stock. In addition, Mr. Heeschen is the beneficial owner of 20,000 shares of Common Stock subject to options held personally by him that are exercisable within 60 days of the date hereof.

     (b) The responses of the Reporting Persons with regard to Items 7, 8, 9 and 10 of the cover pages to this Amendment No. 6 that relate to the number of shares as to which such persons have sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition are herein incorporated by reference.

     (c) Except as described herein, the Reporting Persons have not effected any transactions relating to shares of Common Stock during the past 60 days.

     (d) As the sole general partner of Sequoia Enterprises L.P. with voting and investment power as to all of such shares beneficially owned by Sequoia Enterprises L.P., Mr. Heeschen is deemed to beneficially own all of the shares of Common Stock beneficially owned by Sequoia Enterprises L.P.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Paul C. Heeschen is the chairman of the board of directors of the Issuer. Except as described herein, neither Reporting Person has any contracts, understandings, arrangements or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The shares of Common Stock held by Sequoia Enterprises L.P. and issuable upon exercise of the warrant are subject to registration rights contained in that certain Registration Rights Agreement, dated May 8, 2001 (the "Registration Rights Agreement"), the form of which appears as an exhibit to that certain Common Stock and Warrant Purchase Agreement, dated March 14, 2001 (the "Purchase Agreement). The exercise price of the warrant is subject to adjustments and other provisions as contained in the Registration Rights Agreement and that certain Warrant Agreement, dated May 8, 2001, the form of which appears as an exhibit to the Purchase Agreement, which appears as an exhibit to Issuer's Form 10-Q filed on April 23, 2001.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          99.1      Joint Reporting Agreement.

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                                                                     Page 7 of 7


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 is true, complete and correct.

Dated:  May 9, 2001

                                             SEQUOIA ENTERPRISES L.P.,
                                             a California limited partnership



                                             By: /s/ PAUL C. HEESCHEN
                                                 -------------------------------
                                                     Paul C. Heeschen
                                                     General Partner


                                             PAUL C. HEESCHEN,
                                             an individual



                                             /s/ PAUL C. HEESCHEN
                                             -----------------------------------
                                                 Paul C. Heeschen

                                  EXHIBIT INDEX

Exhibit
Number            Description
------            ------------

 99.1             Joint Reporting Agreement, dated May 9, 2001